SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS		AFFILIATE OFFICES ——————
GEOFFREY CHAN*		BOSTON
SHU DU *		CHICAGO
ANDREW L. FOSTER *	42/F, EDINBURGH TOWER, THE LANDMARK	HOUSTON
CHI T. STEVE KWOK *	15 QUEEN’S ROAD CENTRAL, HONG KONG	LOS ANGELES
EDWARD CHI H.P. LAM t*		PALO NEW YORK ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE Ï,¨	TEL: (852) 3740-4700	WILMINGTON
JONATHAN B. STONE *	FAX: (852) 3740-4727 www.skadden.com	BEIJING ——————
PALOMA P. WANG		BRUSSELS
t (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
MUNICH
REGISTERED FOREIGN LAWYER		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	April 22, 2021	TORONTO

Confidential

Ms. Jan Woo

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kanzhun Ltd. (CIK No. 0001842827)
Response	to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on March 19, 2021

Dear Ms. Woo, Mr. Kim, Mr. Krikorian and Ms. Veator:

On behalf of our client, Kanzhun Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 15, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 19, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

April 22, 2021

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 Submitted March 19, 2021

Summary, page 1

1.

Please explain why you combine both job seekers users and those that use the platform to hire employees, i.e. enterprise users, in your statistics for MAUs and DAUs. We note that you generate almost all of your revenue from paid enterprise customers. Discuss how combining the two user groups into one metric provides insight as to user engagement, customer billings or revenue generation. We further note that you provide comparative industry information based on the Top 5 online job search companies in China based on MAU. Please clarify if these competitors also combine job seekers with hiring entity users.

In response to the Staff’s comment, the Company respectfully advises the Staff that combining job seekers users and enterprise users when calculating MAUs and DAUs provides insights to management’s evaluation of user engagement, customer billings and revenue generation.

First, in terms of user engagement, active job seekers and enterprise users are both integral to increasing overall user engagement. The Company operates an online recruitment platform that connects job seekers and enterprise users. The Company’s platform has developed a powerful network effect, which relies on both job seekers and enterprise users’ active participation and engagement in the recruitment process on the platform. As more job seekers join the Company’s platform, more enterprise users join to approach candidates, bringing more job opportunities, which in turn attracts more job seekers, forming a virtuous cycle that drives continuous user growth. The increase in the number of job seekers and enterprise users generate more interactions and facilitate the effective connection between jobs and candidates, thereby increasing user engagement.

Second, in terms of customer billings and revenue generation, the Company’s management views the scale of user base and interaction between job seekers and enterprise users as the key to creating value and opportunities to monetize the user base. Job seekers and enterprise users also do not assume fixed roles on the Company’s platform. As the Company serves individuals during their entire

Securities and Exchange Commission

April 22, 2021

career life cycles, individuals who join the Company’s platform as job seekers at one time and enjoy the services provided by the Company may at another time come back as paying enterprise users, recruiting on behalf of enterprises. Therefore, every user is potentially fee paying and equally important to the prosperity of the platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Revised Draft Registration Statement to clarify that the other four of the top five online recruitment platforms in China also include both job seekers and enterprise users in calculating MAU.

2.	Please clarify that the term “enterprise user” covers Bosses and recruiting professional users of all sized companies, rather than that of only large businesses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 121 of the Revised Draft Registration Statement to clarify that enterprise users cover Bosses and recruiting professionals from companies of all sizes.

3.

Please clarify that your revenue model is primarily based on a freemium or similar model where you offer your services on your platform primarily for free to both job seekers and enterprise users, but you generate nearly all of your revenue through employers and recruiting professionals through subscription, job placement ads and value-added services. Clarify that of your 11.4 million enterprise users, only 2.3 million of them were paid enterprise customers that generated revenue in 2020. Further, please advise us whether the conversion rate from free enterprise user to paid enterprise customer is a key performance indicator used by management to evaluate your business.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 122 and 135 of the Revised Draft Registration Statement to clarify the revenue model adopted by the Company. The Company has further revised the disclosure on pages 4 and 122 of the Revised Draft Registration Statement to clarify that of the Company’s 11.4 million verified enterprise users, 2.23 million of the enterprise users were paid enterprise customers that generated revenue in 2020.

In response to the Staff’s comment, the Company respectfully advises the Staff that the conversion rate from free enterprise user to paid enterprise customer is not a key performance indicator used by the Company’s management to evaluate the Company’s business. The Company’s management believes it is more meaningful for investors to understand the operations of the Company through the growth of the Company’s overall user base.

Securities and Exchange Commission

April 22, 2021

The increase in conversion rate does not directly align with the Company’s business strategy at its current scale and phase of development. The Company adopts an ecosystem-friendly revenue model that focuses on the balancing of the supply and demand of jobs and candidates and places little emphasis on achieving an intended conversion rate. For example, the Company cultivates its enterprise user base by allowing most of the enterprise users to enjoy the Company’s basic services for free, including posting jobs, browsing the mini resumes of job seekers and chatting with them, conducting audio and video interviews and sending offer letters. Such free services attract more enterprise users to the Company’s platform and in turn draws more job seekers. As the user pool expands, Company can better facilitate the connection and communication between job seekers and employers, thereby improving job hunting and recruitment efficiency and generating further market opportunities. Therefore, the Company’s management currently does not design or implement major business strategies based on conversation rate.

Summary Consolidated Financial Data, page 15

4.

Please include a supporting calculation for your pro forma net loss per share, including a reconciliation of net loss attributable to ordinary shares to pro forma net loss attributable to ordinary shares and a reconciliation of weighted average ordinary shares outstanding to pro forma weighted average ordinary shares outstanding.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 90 of the Revised Draft Registration Statement to include the reconciliation calculations requested.

Risk Factors

Our post-offering memorandum and articles of association and the deposit agreement provide…, page 64

5.

Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Securities and Exchange Commission

April 22, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 66 of the Revised Draft Registration Statement to further discuss the concurrent jurisdiction that federal and state courts have over Securities Act claims, the uncertainty related to enforceability of the referenced federal court choice of forum provisions and the fact that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder by accepting or consenting to the federal court choice of forum provisions. The Company respectfully advises the Staff that since both its post-offering memorandum and articles and deposit agreement are yet to be finalized, the referenced risk factor as revised is subject to change based on the finalized post-offering memorandum and articles and deposit agreement.

Business, page 118

6.

We note that you provide a business measures relating to percentage of DAUs to MAUs, revenues by type of job seeker, verified job seekers, verified enterprise users, etc., for 2020 only. Please provide similar amounts for 2019 or explain why you do not believe it is material.

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Revised Draft Registration Statement to provide the percentage of DAUs to MAUs in 2019.

The Company respectfully advises the Staff that the Company does not disclose revenues by type of job seeker and verified job seekers. The revenues by type of verified enterprise users for 2019 and 2020 are disclosed on page 93 of the Revised Draft Registration Statement.

7.

On pages 91 and 121 you indicate that you have a substantial number of free enterprise users that do not generate revenue and your ability to monetize these enterprise users is a part of your growth plans. Please provide a description of the key functions of your platform that free enterprise users may use without any paid subscriptions or paid services. For example, please clarify if a Boss or recruiter could review and search job seeker profiles, contact and interview them via streaming video in your app, and then hire the job seeker for free if they do not post a job ad or otherwise use any of the value-added services.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 122 and 135 of the Revised Draft Registration Statement to clarify the key functions enterprise users may use without any paid subscriptions or paid services.

Securities and Exchange Commission

April 22, 2021

8.

You state that your sales and marketing expenses represented 91.8% and 69.3% of your revenues in 2019 and 2020. Please provide more details of your advertising expenditures. In this regard, discuss whether you have material arrangements, such on online traffic acquisition arrangements and branding advertising.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement to provide more details of its advertising expenditures. The Company respectfully advises the Staff that none of its arrangements in this regard, such as online traffic acquisition arrangements and brand advertising, are material.

Regulation, page 137

9.

On pages 25 and 141, you indicate that you have not obtained the Audio-Visual License for providing internet audio-visual program services and content through your online recruitment platform in China. You further indicate that you may be subject to fines and suspension of audio-visual activities through your platform without a license and such a license may not be available to you since you are not a state-owned or controlled entity. Please clarify whether you believe you are required to receive the Audio-Visual License to operate your current platform and discuss your efforts to obtain such a license. Your discussion should include the name of the government entity that would issue the Audio-Visual License and whether you have applied for such a license.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 143 of the Revised Draft Registration Statement to include the clarification requested.

10.

You briefly mention on page 25 that the Audio-Visual License may cover short educational videos available for purchase by users and short recruitment videos uploaded by users. Please provide a more detailed description of the video features of your platform that may fall under the scope of the Audio-Visual License. In particular, please clarify if the in-app streaming interviewing feature would be included and, if so, the impact on the company’s operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 27 of the Revised Draft Registration Statement to include the description and clarification requested.

Securities and Exchange Commission

April 22, 2021

Management, page 155

11.

According to your description of your Shareholders Agreement on page 177, you disclose that its corporate governance provisions will expire upon the close of the IPO. Please clarify whether your current board were subject to any board appointment or nomination rights made pursuant to your Shareholders Agreement. If so, please specify which directors were appointed or nominated by shareholders pursuant to such rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 158, 159 and 180 of the Revised Draft Registration Statement to clarify that the Company’s current board of directors is subject to certain board appointment rights under its currently effective shareholders agreement, and further specify the directors that were appointed pursuant to such rights.

12.

Please briefly discuss the board observer rights for your principal shareholder Global Private Opportunities Partners, an affiliate of your underwriter Goldman Sachs. Further, we note that your related party disclosures cross-reference the description of your Shareholders Agreement on page 177, but does not mention the related party nature of this board observer right and indicates that the corporate governance provisions of the agreement would expire upon the close of the IPO. Please clarify that the board observer rights will survive the close of your IPO and revise your description of your Shareholders Agreement accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 180 and 202 of the Revised Draft Registration Statement to clarify that while certain board observer rights are available under its currently effective shareholders agreement, such rights will not survive the completion of this offering.

13.

Your description of the capital share capital indicates that your articles do not require an annual general meeting on page 167. Please clarify on page 159 if you are not required to hold annual elections for directors. If so, please also clarify whether you intend to hold annual meetings and/or annual elections of directors. If not, please address this issue in a risk factor as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 162 of the Revised Draft Registration Statement to clarify that the Company does not intend to hold annual elections of directors or annual shareholders’ meetings as allowed under Cayman Islands law, and to include such disclosure under a relevant risk factor.

Securities and Exchange Commission

April 22, 2021

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Principal Activities and Organization

(d) Risks Related to the VIE Structure, page F-14

14.

Your disclosure on page F-15 states that the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE except for registered capital of the VIE amounting to RMB 8,992 as of December 31, 2019 and 2020, respectively. Please clarify if you mean that there are no assets of the VIE that can only be used to settle obligations of the VIE. Otherwise, please clarify how obligations of the VIE are settled..

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that there are no assets of the VIE that can only be used to settle obligations of the VIE.

2. Principal Accounting Activities

2.13 Revenue Recognition

Item Based Model, page F-22

15.

Your disclosure states that under the item based model you deliver service in the form of other various virtual tools. Please further clarify the nature of these services and over what period they are delivered or made available to customers. Tell us how you considered the criteria in ASC 606-10-25-23 through 25-30 in determining when the performance obligation has been satisfied.

The Company respectfully advises the Staff that the services delivered in the form of various virtual tools mainly include bulk invite-sending, message sending and other services regarding matching and communicating with job seekers. The revenue derived from the services under the item-based model are recognized at the point in time when the services are provided to the enterprise customers, that is when the virtual tools are consumed by the enterprise customers.

Securities and Exchange Commission

April 22, 2021

The Company respectfully further advises the Staff that the Company’s accounting for revenue recognition under the item-based model is in accordance with ASC 606-10-25-23 “An entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.” Under the item-based model, the aforementioned services embedded in the form of virtual tools are not transferred to the customers by the Company until the services are provided to the enterprise customers. The Company records the upfront payment from the customers as deferred revenue when they purchase virtual tools. The revenue under the item-based model is recognized at the point when the customers consume the virtual tools and the corresponding services are provided by the Company, or at the point when the virtual tools expire.

Arrangements with Multiple Performance Obligations, page F-23

16.

Your disclosure indicates that your contracts with enterprise customers may include bulk sales of various value added features and subscription packages. Please further clarify the nature of the value added features and how you determined that they are distinct form your subscription services. Refer to ASC 606-10-25-19 through 25-21.

In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Revised Draft Registration Statement to include the clarification requested. The value-added features refer to all the services in the form of the virtual tools as mentioned in the Company’s response to Question 15.

The Company respectfully advises the Staff that the Company’s contracts with enterprise customers include bulk sales of both the services in the form of virtual tools and the services contained in subscription packages, and therefore multiple performance obligations exist.

The Company’s accounting for revenue recognition with multiple performance obligations complies with ASC 606. Each of those services in the form of virtual tools or contained in subscription packages is actually sold separately in the BOSS Zhipin mobile app. The enterprise customers can benefit from each service substantially on its own. Therefore, those services in the form of virtual tools are distinct from the services contained in subscription packages included in bulk sales.

2.14 Cost of Revenues

2.15 Sales and Marketing Expenses, page F-23

17.

Your disclosure on page 32 indicates that in exchange for facilitating the purchase of your online recruitment services through your mobile applications you pay certain app store operators a certain share of the revenue you receive from these transactions. Clarify if these costs are included in your online traffic acquisition costs. If so, tell us your basis for including in sales and marketing expense rather than cost of revenues. In this regard, considering that these fees are based on a share of revenue, they appear to be direct costs of providing the service. Please also tell us the dollar amount of these costs for each period presented.

Securities and Exchange Commission

April 22, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Revised Draft Registration Statement to clarify how the Company pays app stores and to avoid a misleading description.

The Company respectfully advises the Staff that when paid-in users choose Apple Pay, as one of the third-party online payment platforms, to purchase services in the BOSS Zhipin mobile app, the Company needs to pay a certain share of revenue that the Company is entitled to receive from each transaction as settlement costs to Apple Pay. These settlement costs are treated as direct costs of providing services and are therefore recorded in the cost of revenues. The total amount of such settlement costs recorded in the cost of revenues was RMB56.1 million and RMB96.3 million in the years ended December 31, 2019 and 2020, respectively. The Company further respectfully advises the Staff that when the Company purchases online traffic acquisition services, such as those that increase its exposure on social media and priority in search results in app stores and search engines, the Company pays such service providers in accordance with their respective contractual prices. These expenses incurred are not directly associated with the services to be provided to the Company’s enterprise customers, and are recorded in sales and marketing expenses.

9. Operating Lease, page F-33

18.

Your disclosure on page F-25 states that lease expense for lease payments is recognized on a straight-line basis over the lease term. However, we note your lease expense includes interest on lease liabilities. Please clarify your accounting for operating leases and how it complies with ASC 842.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Revised Draft Registration Statement to include the clarification requested.

The Company respectfully advises the Staff that the Company’s accounting for operating leases complies with ASC 842, Operating Leases. Lease expense is recognized on a straight-line basis over the lease term. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of lease payments to be made over the lease term. The Company uses incremental borrowing rates based on the information available on lease commencement date to determine present value.

Securities and Exchange Commission

April 22, 2021

After the lease commencement date, right-of-use assets are amortized by the difference between the straight-line lease expenses, and the accretion of interest on the lease liability each period over the lease term. Lease liabilities are increased to reflect the accretion of interest and reduced for the lease payment made. Both amortization of the right-of-use assets and the interest on lease liabilities are recorded in the operating cost and expenses in the Consolidated Statement of Comprehensive Loss.

16. Share Based Compensation, page F-48

19.

When your preliminary IPO price is known, please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of the underlying equity interest at each grant or issue date. Please provide this analysis for the most recent six months. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that once the estimated IPO price range is determined and included in its registration statement, the Company will revise its disclosure as appropriate to reconcile and explain, with the requested evidential support and assumption disclosure, the difference between the fair value of the underlying equity interest as of each grant date (including the most recent grant date) during the most recent six months and the midpoint of its IPO offering range.

General

20.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*    *     *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Zhao, Chief Executive Officer, KANZHUN LIMITED

Yu Zhang, Chief Financial Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Cathy Yeung, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP